FORM 6-K

SECURITIES & EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of:  January 2009.

PACIFIC HARBOUR CAPITAL LTD.

 (Translation of registrant’s name into English)

Suite 1502, 543 Granville Street

Vancouver, B.C.   V6C 1X8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F   ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    X    No    ____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-27608.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC HARBOUR CAPITAL LTD.

By: "Thomas Pressello"

Thomas Pressello,

President and CEO

Dated:  January 27, 2009

Encl.

Notice of Change of Auditor

Letter Former Auditor

Letter Successor Auditor

NOTICE OF CHANGE OF AUDITOR

TO:

Alberta Securities Commission

British Columbia Securities Commission

TSX Venture Exchange

Re:

Pacific Habour Capital Ltd. (“Corporation”)

This is the statement required by National Policy No. 31 “Change of Auditor of Reporting Issuer”.

Pursuant to Part 4 of the foregoing policy, the Corporation confirms as follows:

1.

The former auditor of the Corporation was BDO Dunwoody LLP, Chartered Accountants, who resigned as auditor of the Corporation on January 22, 2009.

2.

As a result of the resignation, BDO Dunwoody LLP, Chartered Accountants, the Board of Directors appointed Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, as auditors of the Corporation, effective January 22, 2009.

3.

There were no reservations in the Auditor’s reports for the two most recently completed fiscal year nor for any period subsequent to the most recently completed period for which an audit was issued and preceding this date;

4.

The change of auditor of the Corporation was approved by the Board of Directors of the Corporation;

5.

There are no reportable events;

6.

This Notice together with a letter of BDO Dunwoody LLP, Chartered Accountants, as the former auditor, and letter of Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, as the successor auditor, have been approved by the Audit Committee of the Directors of the Corporation.

DATED as of the 22th day of January, 2009

"Thomas Pressello"

By:

Thomas Pressello

Director

BDO Dunwoody LLP	#604 – 750 West Pender Street
Chartered Accountants and Advisors	Vancouver, BC, Canada V6C 2T7
Telephone: (604) 689-0188
Fax: (604) 689-9773

January 23, 2009

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street Vancouver, BC
V7Y 1L2

Attention: Financial Reporting

Alberta Securities Commission
4th Floor, 300 – 5th Avenue S.W.
Calgary, AB
T2P 3C4

Attention: Executive Director

Dear Sirs:

Re: Change of Auditor of Pacific Harbour Capital (the “Company”)

We acknowledge receipt of a Notice of Change of Auditor (the “Notice”) dated January 22, 2009 given by the Company to ourselves and Dale Matheson Carr-Hilton Labonte LLP.

Based on our information as of this date, we agree with the statements set out in the Notice.

Yours truly,

(signed) “BDO Dunwoody LLP”

Chartered Accountants

09/O/PACIFICHARBOUR.BCSC.CHANGEOFAUDITOR.0109

BDO Dunwoody LLP is a Limited Liability Partnership registered in Ontario

January 22, 2009

British Columbia Securities Commission

PO Box 10142, Pacific Centre

9th Floor, 701 West Georgia Street

Vancouver, BC

V7Y 1L2

Alberta Securities Commission

4th Floor, 300 – 5th Avenue SW

Calgary, Alberta

T2P 3C4

Dear Sirs:

Re:

Pacific Habour Capital Ltd.

Notice Pursuant to National Instrument 51-102 - Change of Auditor

As required by the National Instrument 51-102 and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated January 22, 2009, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

/s/ DMCL

DALE MATHESON CARR-HILTON LABONTE LLP

“DMCL” CHARTERED ACCOUNTANTS

Per:  Barry S. Hartley, C.A.

        Incorporated Professional: Barry S. Hartley Inc.

        Partner

cc:  TSX Venture Exchange